

Mail Stop 4561

June 5, 2009

Paul A. Hatfield, President
Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, Washington 99019

> **Re:** **Butte Highlands Mining Company**
> **Form 10-12G**
> **Filed May 5, 2009**
> **File No. 000-53662**

Dear Mr. Hatfield:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements pursuant to Article 8-08 of Regulation S-X.

Part I

Item 1. Description of Business, page 2

History, page 2

2.   You state that as part of your October 1996 reorganization you "obtained an order
        from the Superior Court of Spokane County, Washington appointing a trustee for
        the benefit of those stockholders which could not be located" in order to obtain
        the quorum necessary for the special meetings relating to the reorganization.
        Please more fully describe the nature of the reorganization and the role the
        Spokane County Superior Court played in the process. See Item 101(a)(1) of
        Regulation S-K.

Risk Factors, page 2

3.   We note your disclosure in the "History" section on page two that prior to the sale
        of your mineral properties in 2007 you were engaged in the exploring, mining and
        developing of mineral properties. We further note your risk factor disclosure on
        page two that as a result of your prior involvement in mineral exploration you
        may have environmental liability. In your response letter, please tell us whether
        any of the properties that were formerly owned by you have been listed as sites
        that are subject to the Comprehensive Environmental Response Compensation,
        Liability Act (CERCLA). In addition, please include a concise discussion of any
        remediation costs or other liabilities, if any, which you may ultimately be subject
        to under CERCLA as a result of your prior operation and ownership of mining
        properties.

4.   As a related matter, we note that your Risk Factors section should be presented
        after the Item 1 Business Disclosure as a separate Item 1A. Please revise your
        document accordingly.

Competition, page 4

5.   On page 5 you state that after selling your mining operations your company has
        become inactive, that you "intend to acquire an interest in a business and that you
        will not restrict [y]our search to any specific business or industry." However, in
        your "Competition" section on page 4 that you state that you compete for
        opportunities to discover and acquire mining properties. Given that you indicate
        throughout your document that you are a blank check entity with no limitation
        regarding the nature of the business in which you might engage, please revise
        your "Competition" section so that it conforms to your plan of operations as
        otherwise described throughout the document.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

6.   You state that you expect to be able to satisfy your cash requirements during the next 12 months and do not foresee the need to raise additional capital during that period. Please tell us whether you considered the additional costs associated with being a public reporting company when determining your anticipated capital needs over the next 12 months. As applicable, provide quantitative information regarding the effect that your status as a public company will have on your material cash requirements during the next 12 months.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

Executive Officers and Directors, page 8

7.   We note that you have not identified the individual serving in the capacity as your principal financial officer. Please indentify the individual who serves in such capacity or discharges those functions.

Item 6. Executive Compensation, page 9

8.   We note that you disclose the amounts of annual fees paid to your directors during the years 2007 and 2008 but do not discuss compensation paid to your executive officers. Please revise to clarify, if true, that none of your "named executive officers" as defined in Item 402(a)(3) of Regulation S-K received compensation for their services in their capacity as an executive officer of your company during 2008. If any of your named executive officers received compensation 2008, you must amend your document to provide the compensation data required by Item 402(n) of Regulation S-K.

Part II

Item 1. Market Price of Common Equity and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 10

9.   You have not included the information required by Item 201(d) of Regulation S-K. Please advise.

Part II

Item 4. Recent Sales of Unregistered Securities, page 11

10.   You issued 500,000 shares of your class A common stock to two of your directors
       during fiscal year 2007. Please indicate the section of the Securities Act or the
       rule of the Commission under which exemption from registration was claimed
       and state briefly the facts relied upon to make the exemption available. See Item
       701(d) of Regulation S-K.

Part FS

Report of Independent Registered Accounting Firm, page 13

11.   Please confirm that your independent accounting firm opined on the financial
       statements for the period from May 18, 2007 (inception of development stage) to
       December 31, 2008. If so, please revise the report of your independent
       accounting firm to indicate as such.

Statements of Operations and Comprehensive Loss, page 15

12.   We note that the Company has both Class A and Class B common stock
       outstanding. Tell us what consideration you gave to computing earnings per share
       for both Class A and Class B common shares pursuant to the two-class method.
       Refer to paragraph 61(d) of SFAS 128 and EITF 03-6.

Statement of Stockholders' Equity, page 16

13.   We note from your disclosures in Note 9 that the Company incorrectly
       understated the number of outstanding Class A common shares by 5,000 and
       overstated the number of outstanding Class B common shares by 17,619. Tell us
       where you corrected the Class A common shares outstanding in the Statement of
       Stockholders' Equity. Also, describe the facts and circumstances that lead to
       these errors and tell us the specific periods that were misstated. In this regard, if
       the error relates to periods prior to December 31, 2008, then explain further why
       you did not correct such periods accordingly.

Notes to Financial Statements, page 18

Note 4 - Investments, page 24

14.   We note that the Company's investment in Timberline Resources common stock
       had a market value of $448,200 and $50,760 at December 31, 2007 and 2008,

respectively. Please explain in greater detail how you considered FSP FAS 115-1 and 124-1 and SAB Topic 5.M in concluding that investment was not other-than-temporarily impaired. Also, tell us how you considered the disclosure requirements of paragraph 17.b FSP FAS 115-1 and FAS 124-1.

Note 8 – Income Taxes, page 26

15.   Please revise the table on the bottom of page 26 to show the components of deferred tax assets that add up to the total deferred tax assets of $10,000 and $31,952 at December 31, 2008 and 2007, respectively.

Part III

Item 1. Index to Exhibits, page 28

General

16.   We note your disclosure on page 6 that on May 17, 2007 you sold your remaining mining claims to Timberline Resources. Please advise as to why you have not filed as exhibits to your registration statement agreements related to this transaction. See Items 601(b)(2) and 601(b)(10) of Regulation S-K. In addition, please tell us whether you considered including in your document a discussion of the material terms of the sale of your remaining mining claims in Management's Discussion and Analysis as the payment received by your company from the sale of your remaining mining claims was sizable and material to your financial results.

17.   We refer to comment 2 of this letter regarding the order you obtained from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. In your response, please identify the appointed trustee and provide with your response a copy of the court order. In addition, tell us whether a trust agreement exists with respect to the trust, and if such a trust agreement exists, file a copy of the trust agreement as an exhibit to your amended registration statement pursuant to Items 601(b)(4) and (b)(9) of Regulation S-K.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You are advised that the registration statement will become effective through operation of law on July 6, 2009, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief